SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                      Freeport-McMoRan Copper & Gold, Inc.
                                 (Name of Issuer)

           Gold-Denominated Preferred Stock, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D600
                                  (Cusip Number)

                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)
     /X/ Rule 13d-1(c)
     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 358,000 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, (the "Depositary Shares"), which constitutes approximately 6.0% of the total number of Depositary Shares outstanding. All ownership percentages set forth herein assume that there are 6,000,000 Depositary Shares outstanding.
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1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 58,050 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 58,050 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     58,050

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
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1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 150,000 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 150,000 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     150,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 2.5%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

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1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: 149,950
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 149,950
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     149,950

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 2.5%


12.  Type of Reporting Person: IN


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Item 1(a).     Name of Issuer.

     The name of the issuer is Freeport-McMoRan Copper & Gold, Inc. (the "Issuer").

Item 1(b)      Address of Issuer's Principal Executive Offices.

      The principal executive offices of the Issuer are located at 1615 Poydras Street, New Orleans, Louisiana 70112.



Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of The Bass Management Trust ("BMT"), Sid R. Bass Management Trust ("SRBMT") and Lee
M. Bass ("LMB"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB") and Sid R. Bass ("SRB"). BMT, SRBMT and LMB are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of each of the
Item 2 Persons is as follows:

                                        PRINCIPAL BUSINESS OR
          NAME                          RESIDENCE ADDRESS

          BMT                           201 Main Street,
                                        Suite 2700
                                        Fort Worth, Texas 76102

          SRBMT                         201 Main Street,
                                        Suite 2700
                                        Fort Worth, Texas 76102

          LMB                           201 Main Street,
                                        Suite 2700
                                        Fort Worth, Texas 76102

          PRB                           201 Main Street,
                                        Suite 2700
                                        Fort Worth, Texas 76102

          NLB                           45 Westover Road
                                        Fort Worth, Texas 76107

          SRB                           201 Main Street,
                                        Suite 2700
                                        Fort Worth, Texas 76102

Item 2(c).     Citizenship.

     All of the natural persons identified in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to depositary shares representing 0.05 shares each of Gold-Denominated Preferred Stock, par value $0.10 per share (the "Depositary Shares"), of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP Number of the shares is 35671D600.

Item 3.        Filing Pursuant to Rules 13d-1(b) or 13(d)-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13(d)- 2(b) or (c), check whether person filing is a:

     (a) / / Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o);

     (b) / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under Section 8(a) of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / / A group in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box /X/.

Item 4.        Ownership.

     (a)  -  (b)

     Reporting Persons

     BMT

     The aggregate number of Depositary Shares that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 58,050, which constitutes approximately 1.0% of the outstanding Depositary Shares.

     SRBMT

     The aggregate number of Depositary Shares that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 150,000, which constitutes approximately 2.5% of the outstanding Depositary Shares.

     LMB

     The aggregate number of Depositary Shares that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 149,950, which constitutes approximately 2.5% of the outstanding Depositary Shares.

     Controlling Persons

     PRB

     Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 58,050 Depositary Shares, which constitutes approximately 1.0% of the outstanding Depositary Shares.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 58,050 Depositary Shares, which constitutes approximately 1.0% of the outstanding Depositary Shares.

     SRB

     Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 150,000 Depositary Shares, which constitutes approximately 2.5% of the outstanding Depositary Shares.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

     (c)

     Reporting Persons

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 58,050 Depositary Shares.

     SRBMT

     Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Depositary Shares.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 149,950 Depositary Shares.

     Controlling Persons

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 58,050 Depositary Shares.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

     SRB

     Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Depositary Shares.

Item 5.        Ownership of 5 Percent or Less of a Class.

     Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification.

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   July 9, 1998



                                    By:  /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Attorney-in-Fact for:

                                          THE BASS MANAGEMENT TRUST (1)
                                          SID R. BASS MANAGEMENT TRUST (2)
                                          LEE M. BASS (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.
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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.